Cardiol Therapeutics Receives Clearance from the FDA
and Regulatory Agencies in Brazil and Mexico for Important
Protocol Amendments Designed to Expedite

Patient Enrollment in the LANCER Trial

LANCER Trial expanded to include up to 20 Additional Clinical Research Centers

Oakville, ON - March 1, 2022 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"), today announced that it has received clearance from the FDA and regulatory agencies in Brazil and Mexico to modify the inclusion criteria for the LANCER trial to allow for, amongst other things, the enrollment of vaccinated patients. Commensurate with clearance to implement these important protocol amendments which will broaden the population of patients eligible for enrollment into LANCER, the Company also announced plans to expand the clinical trial infrastructure to include up to an additional 20 clinical research centers. LANCER is designed to evaluate the efficacy and safety of CardiolRx™ as a cardiopulmonary protective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the impact of CardiolRx™ on symptom recovery and key biomarkers associated with inflammatory heart disease.

The Company expects the LANCER trial to achieve over 50% patient recruitment by the end of the first half of 2022 and to complete full patient enrollment during the second half of 2022. In addition to expanding site recruitment, the Company, in consultation with the LANCER Steering Committee, has amended the trial protocol in response to the evolving understanding of COVID-19 and the current standard of care. These updates are expected to remove key barriers to participation in LANCER as well as expand the eligible patient pool and include the following: (i) vaccinated people may be enrolled; (ii) use of therapies approved for treatment of COVID-19 under an emergency use authorization label is permitted; and (iii) a prior history of smoking or obesity, both CVD risk factors prevalent in younger patients, will allow entry into the trial.  Furthermore, the Company expects Brazil to be a key contributor to patient enrollment given the country is approaching its winter season, the pace of vaccine booster administration is slow, and the pre-winter case rate is currently averaging approximately 100,000 per day.

"Given the compelling evidence demonstrating cannabidiol's anti-inflammatory and cardiopulmonary protective properties, we believe CardiolRx™ has the potential to reduce a number of cardiopulmonary complications associated with COVID-19 infection. Interest in the LANCER trial remains strong, and Cardiol continues to activate new clinical research sites to accelerate patient recruitment," stated Dr. Andrew Hamer, Chief Medical Officer of Cardiol Therapeutics. "The repeated waves of COVID-19 outbreaks coupled with inconsistent vaccine and vaccine booster uptake, underscore the need for therapeutics for high-risk patient populations, particularly those with significant CVD risk factors. Despite challenges resulting from ongoing changes to the standard of care, we are confident that the recently cleared protocol amendments will help ensure our LANCER patient enrollment targets are achieved."

The LANCER trial was designed and is being overseen by an independent Steering Committee, consisting of international thought leaders in inflammatory heart disease. In addition to investigating the cardiopulmonary protective properties of CardiolRx™ in high-risk COVID-19 patients, the trial is expected to generate invaluable clinical data to further elucidate the therapeutic potential of CardiolRx™ in the treatment of other inflammatory cardiac disorders, including acute myocarditis and heart failure.

Patients with COVID-19 primarily present with respiratory symptoms which can progress to bilateral pneumonia and serious pulmonary complications. It is now recognized that the impact of the SARS-COV-2 virus that causes COVID-19 is not limited to the pulmonary system. Individuals with pre-existing CVD or who have CVD risk factors (such as diabetes, hypertension, obesity, smoking history, dyslipidemia, or age greater than 64) are at substantially greater risk for a more severe course and higher mortality.  Moreover, people who have had COVID-19 have an increased risk and burden for adverse cardiovascular outcomes (such as acute myocardial infarction, dysrhythmias, pulmonary embolism, pericarditis, myocarditis, stroke, and heart failure) up to one year following their COVID-19 diagnosis. A therapeutic strategy to prevent or limit the number or severity of both pulmonary and cardiovascular complications will improve the socioeconomic burden of this disease.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is an oral cannabidiol formulation pharmaceutically manufactured under cGMP that is being investigated in a Phase II/III outcomes study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx™ as a cardioprotective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx™ has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its Investigational New Drug application for a Phase II international trial that will investigate the anti-inflammatory and anti-fibrotic properties of CardiolRx™ in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx™ for the treatment of inflammation in the heart that is associated with the development and progression of heart failure.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD, plans to expand the clinical trial infrastructure to include up to an additional 20 clinical research centers, the expectation the LANCER trial will achieve over 50% patient recruitment by the end of the first half of 2022 and complete full patient enrollment during the second half of 2022, the expectation the updates will remove key barriers to participation in LANCER as well as expand the eligible patient pool, the expectation Brazil will be a key contributor to patient enrollment and the belief CardiolRx™ has the potential to reduce a number of cardiopulmonary complications associated with COVID-19 infection. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com